Blount International, Inc.
4909 SE International Way
Portland, Oregon 97222-4679

Blount International, Inc. and Blount, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed on April 14, 2006
File No. 333-132024

May 2, 2006

Dear Ms. Hardy and Ms. Lippmann:

This letter is in response to the comment letter dated April 26, 2006, to Richard H. Irving, III, regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-3.

We respectfully submit the following responses to each comment contained in the comment letter. For the convenience of the Staff, we reproduce in bold font the text of each numbered paragraph in the comment letter and follow with our responses. Where requested, supplemental information is provided.

Concurrently with submitting this letter, Amendment No. 3 to Registration Statement on Form S-3 is being electronically transmitted for filing under the Securities Act of 1933. Under separate cover, we are sending you a copy of Amendment No. 3 to Registration Statement on Form S-3 marked to show changes against the above referenced Amendment No. 2 to Registration Statement on Form S-3.

If you have any questions or need additional information regarding our responses, please contact me at (503) 653-4569 or contact Ronald Cami of Cravath, Swaine & Moore LLP at (212) 474-1048.

                                    Very truly yours,

                                    /s/ Richard H. Irving, III, Esq.
                                    Richard H. Irving, III, Esq.
                                    Senior Vice President, General Counsel
                                    and Secretary, Blount International, Inc.
                                    and Blount, Inc.

Ms. Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Ms. Brigitte Lippmann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

cc: Mr. Ronald Cami, Cravath, Swaine & Moore LLP

General

1.
We note that you filed a post-effective amendment in response to prior Comment 2. Please contact EDGAR Filer Support at (202) 551-8900 for assistance in filing the post-effective amendment under the correct file number (333-120661). In addition, please specifically identify the number of shares and the dollar amount of securities you are removing from registration. Please note that in the future, you may use Rule 429 to combine the previous shelf registration statement as an alternative to filing a post-effective amendment.

We have contacted EDGAR Filer Support and were referred to Joseph Holmes, a member of the Staff, who advised us that the change will be made in approximately two to four weeks.

Part II, Item 16

2.	Please add the indenture back to the description of exhibits.

We have updated the exhibit list to reflect that the indenture is incorporated by reference to the indenture filed as Exhibit 4.8 to the Amendment No. 1 we filed on March 27, 2006.